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                                 FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                          Dated June 11, 2003

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 11, 2003
                ---------------
Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
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                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
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                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                              ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                              ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                ---------------

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[CREDIT SUISSE GROUP LOGO]

Media Relations

CREDIT SUISSE GROUP
P.O. Box 1
CH-8070 Zurich

Telephone  +41-1-333 88 44
Fax        +41-1-333 88 77
e-mail     media.relations@credit-suisse.com

[PRESS RELEASE]



WINTERTHUR GROUP TO SELL ITS UK NON-LIFE INSURER CHURCHILL TO THE ROYAL BANK OF SCOTLAND GROUP PLC
--------------------------------------------------------------------------------


WINTERTHUR, JUNE 11, 2003 - WINTERTHUR INSURANCE, A SUBSIDIARY OF CREDIT SUISSE GROUP, HAS SIGNED AN AGREEMENT TO SELL ITS SUBSIDIARY CHURCHILL TO THE ROYAL BANK OF SCOTLAND GROUP PLC FOR TOTAL CONSIDERATION OF APPROXIMATELY GBP 1.1 BILLION IN CASH. THE SALE IS AN IMPORTANT STEP IN REPOSITIONING WINTERTHUR'S BUSINESS PORTFOLIO. IN ADDITION, THE TRANSACTION WILL SIGNIFICANTLY STRENGTHEN THE CAPITAL POSITION OF WINTERTHUR. SUBJECT TO REGULATORY APPROVALS, THE TRANSACTION IS EXPECTED TO BE COMPLETED IN THE THIRD QUARTER OF 2003.

Consideration of approximately GBP 1.1 billion will be payable in cash at completion. In addition, the transaction will involve the repayment of debt to Credit Suisse Group companies amounting to approximately GBP 100 million. Upon closing, the transaction will substantially strengthen Winterthur's consolidated EU solvency ratio. Furthermore, the sale will result in a significant capital gain expected in the third quarter of 2003.

Oswald J. Gruebel, Co-CEO of Credit Suisse Group and CEO of Credit Suisse Financial Services, said: "The strength of The Royal Bank of Scotland Group's proposal together with the commercial fit with its direct insurance operation were central factors behind our decision to sell. The transaction provides Winterthur with more financial flexibility for selective growth and strengthens the capital base of Winterthur Group."

Winterthur Group CEO Leonhard Fischer said: "Although Churchill has been a very successful operation for Winterthur, we decided

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to sell it because it operates with a different business model and a different brand from the rest of Winterthur Group. The sale of Churchill has no repercussions or strategic implications for Winterthur's life business in the UK market, which is completely separate operationally and legally."


ENQUIRIES:
Winterthur, Media Relations                               Tel. +41  52 261 77 44
Credit Suisse Group, Media Relations                      Tel. +41   1 333 88 44
The Royal Bank of Scotland Group plc, Media Relations     Tel. +44 207 672 1914

This press release can be accessed on Credit Suisse Group's website at: www.credit-suisse.com


WINTERTHUR GROUP
Winterthur Group is a leading Swiss insurance company with head office in Winterthur and, as an international company, ranks among the top five providers of direct insurance in Europe. The Group's products include a broad range of property and liability insurance products, as well as insurance solutions in life and pensions that are tailored to the individual needs of private and corporate clients. With approximately 32,000 employees worldwide, Winterthur Group achieved a premium volume of CHF 37.4 billion in 2002 and reported assets under management of CHF 142.8 billion as of 31 March 2003.


CREDIT SUISSE GROUP
Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 73,000 staff worldwide. As of March 31, 2003, it reported assets under management of CHF 1,160.5 billion.


THE ROYAL BANK OF SCOTLAND GROUP
The Royal Bank of Scotland Group is Europe's 2nd and the world's 5th largest banking Group. The Group's main areas of operation are the UK, Europe and the United States. It currently employs 111,800 staff world-wide. At June 10, 2003 the market capitalisation for The Group was GBP 47.7 billion. The Group includes one of the strongest portfolios of brands in the financial services sector including The Royal Bank of


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Scotland, NatWest, Direct Line, Coutts, Tesco Personal Finance, Ulster Bank,
Lombard, and in the US, Citizens.


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us;
(iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations;
(xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in Credit Suisse Group's most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.


CAUTIONARY STATEMENT REGARDING NON-GAAP FINANCIAL INFORMATION

This press release may contain non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles, is posted on Credit Suisse Group's website at www.credit-suisse.com/sec.html.




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CREDIT SUISSE GROUP
                                              -----------------------
                                                     (Registrant)

Date  June 11, 2003                      By:  /s/ David Frick
    ------------------                        -----------------------------
                                                     (Signature)*
                                              Member of the Executive Board
*Print the name and title of the signing
officer under his signature.                    /s/ Karin Rhomberg Hug
                                                    Managing Director


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